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**FILE NO. 82-3311**

December 28, 2005

VIR AIR MAIL

SUPPL

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U. S. A.

SEC MAIL PROCESSING SECTION
RECEIVED
JAN 0 9 2006
WASH, D.C. 185

**SHISEIDO COMPANY, LIMITED**
Re: Sponsored Level 1 ADR Facility

Dear Sirs:

Pursuant to Rule 12g-3 - 2 (b) under the Securities Exchange Act of 1934, we, as legal counsels to Shiseido Company, Limited (the "Company") with respect to its ADR program, enclose herewith the document of which contents were announced by the Company.

- Notice on Dissolution of a Subsidiary (dated December 27, 2005) (English translation)

PROCESSED
JAN 1 2 2006
THOMSON FINANCIAL

Yours very truly,

Fusako Otsuka

Encls.
cc: The Bank of New York
Shiseido Company, Limited

December 27, 2005

# Notice on Dissolution of a Subsidiary

**Shiseido Company, Limited**

| | |
|---|---|
| Listing: | Tokyo Stock Exchange, First Section    Code Number: 4911 |
| Representative: | Shinzo Maeda, President & CEO (Representative Director) |
| Contact: | Masato Hashikawa, General Manager of Investor Relations Department |
| | Telephone: +81-3-3572-5111 |


On December 27, 2005, Shiseido Co., Ltd. (the Company) announced that its Board of Directors has resolved to dissolve its subsidiary, 331 International S.A.S., as described below.

## 1. Reason for Dissolution

The Shiseido Group is presently undertaking its three-year management plan to maximize growth potential while improving profitability. As a part of its fundamental restructuring measures aimed at transforming itself into a more robust structure capable of generating profits steadily, the Company has resolved to dissolve this subsidiary.

## 2. Subsidiary Profile

| | |
|---|---|
| (1) Company Name: | 331 International S.A.S. |
| (2) Location: | 48/50 Rue de l'Universite 75007 Paris, France |
| (3) Representative: | Atsushi Sato |
| (4) Business Activity: | Manufacture, sale and import/export of cosmetic products, chiefly focused on fragrances |
| (5) Establishment: | October 3, 2000 |
| (6) Capitalization: | €4,730,000 |
| (7) Equity Ownership: | Shiseido Co., Ltd. 97.58%, Others 2.42% |

## 3. Dissolution Schedule

| | |
|---|---|
| December 28, 2005 | 331 International S.A.S.<br>Extraordinary general meeting of shareholders |
| Around June 2006 | Scheduled completion of liquidation |

## 4. Future Outlook

The above dissolution's impact on the Company's settlement of accounts for the fiscal year ending March 2006 (consolidated/non-consolidated) is estimated to be minimal.

- END -